Exhibit 4.5

687 N. Pastoria Avenue, Sunnyvale, CA 94805

RE:	Integrys Energy Invoice #20141121-02:	$20,000.00
	Rappahannock Electric: #20141121-01:	$13,949.93
	Principal Amount:	$30,000.00	Issue Date: November 26th, 2014

PROMISSORY NOTE

FOR VALUE RECEIVED, FULL SPECTRUM INC., a Delaware company (hereinafter called “Borrower”), hereby promises to pay to AM145 Holdings LLC (the “Holder”) without demand, the sum of Thirty Thousand USD ($30,000) (“Principal Amount”), with unpaid interest accruing thereon, on the Due Date, if not retired sooner.

This Note has been entered into pursuant to the terms of a purchase order financing agreement between the Borrower and the Holder, dated as of February 18, 2014 (the “Financing Agreement”), and shall be governed by the terms of such Financing Agreement. Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the same meaning as is set forth in the Financing Agreement. The following terms shall apply to this Note:

1          Interest Rate. Subject to the terms of the Financing Agreement interest payable on this Note shall be equal to the Fixed Rate. Interest on the outstanding Principal Amount shall accrue from the date of this Note and shall be payable in arrears together with, at the same time and in the same manner as payment of Principal Amount and on the Due Date, whether by acceleration or otherwise.

2          Security Agreement. Pursuant to the terms of a security agreement dated as of February 2014 by and between the Borrower and the Holder the obligations of the Borrower hereunder are secured by a continuing security interest in the Goods which are the subject of the Financed Transaction for which the Principal Amount is advanced and on the Accounts (as defined in the said security agreement) of the Buyer with respect to the Financed Transaction for which the Principal Amount is advanced.

3         Procedure for Payments. All payments (including prepayments) made by the Borrower hereunder and under the Note, whether on account of principal, interest, fees, or otherwise, shall be made by wire to account of the Holder as may be specified in writing to the Borrower from time to time.

4.          No Recourse. No recourse shall be had for the payment of the principal or interest of this Note, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released. This provision shall not affect the obligations of Borrower in any manner under this Note.

5.          Purchase Entirely for Own Account. The Holder is acquiring the Note for investment for its own account, not as a nominee or agent, and not with a view to, or for the resale or distribution of any part thereof. The Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. The Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Note.

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687 N. Pastoria Avenue, Sunnyvale, CA 94805

6.          Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.          Amendment Provision. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

8.          Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.

9.          Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys’ fees.

10.         Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs.

11.         Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

12.        Remedies. This Note shall be deemed an unconditional obligation of Borrower for the payment of money and, without limitation to any other remedies available to Holder. This Note may be enforced against Borrower by summary proceeding pursuant to N.Y. Civil Procedure Law and rules Sect. 3213 or any similar rule or statute in the jurisdiction where enforcement is sought.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the 26th of November 2014.

FULL SPECTRUM INC.

	By:	/s/ Stewart Kantor
Name: Stewart Kantor
Title: CEO

WITNESS:

/s/ Menashe Shahar
Menashe Shahar, CTO

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